Filed pursuant to Rule 433

Registration Statement No. 333-181500

Relating to the Preliminary Prospectus Supplement

dated July 23, 2014

FEDERATIVE REPUBLIC OF BRAZIL - FINAL PRICING TERMS

Issuer	Federative Republic of Brazil

Transaction	5.000% Global Bonds due 2045

Ratings*	Baa2/BBB-/BBB (Moody’s/S&P/Fitch)

Distribution	SEC Registered

Approximate Amount Issued	U.S.$3,500,000,000 (subject to any additional indications of interest)

Approximate Gross Proceeds	U.S.$3,429,720,000 (subject to any additional indications of interest)

Coupon	5.000% per annum, 30/360-day count basis, payable semi annually

Maturity	January 27, 2045

Offering Price	97.992% of the principal amount, plus accrued interest, if any, from August 1, 2014

Yield to Maturity	5.131% per annum

Underwriting Fee	0.15%

Interest Payment Dates	January 27 and July 27 of each year

First Interest Payment Date	January 27, 2015

Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 25 basis points, plus accrued interest on the principal amount of the global bonds to the date of redemption.

Pricing Date	July 23, 2014

Settlement Date	August 1, 2014 (T+7)

CUSIP / ISIN	105756 BW9 / US105756BW95

Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Listing	Euro MTF Market Luxembourg

Joint Bookrunners	Deutsche Bank Securities Inc. Itau BBA USA Securities, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Underwriting Commitments	Deutsche Bank Securities Inc.:	U.S.$1,166,667,000.00
(approximate)	Itau BBA USA Securities, Inc.:	U.S.$1,166,667,000.00
	Merrill Lynch, Pierce, Fenner & Smith Incorporated:	U.S.$1,166,666,000.00

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at: http://www.sec.gov/Archives/edgar/data/205317/000119312514276243/d761027d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your sales representative at Deutsche Bank Securities Inc., calling toll-free +1-855-287-1922, or at Itau BBA USA Securities, Inc., calling toll-free +1-888-770-4828 or at Merrill Lynch, Pierce, Fenner & Smith Incorporated, calling toll-free +1-800-294-1322.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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